UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-32750

Spark Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-8901733
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11150 Santa Monica Boulevard, Suite 600

Los Angeles, California 90025

(310) 893-0550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Schrezenmaier
Vice President and Secretary
Spark Networks, Inc.

11150 Santa Monica Blvd, Suite 600

Los Angeles, CA 90025

(310) 893-0550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Spark Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2017

SPARK NETWORKS, INC.

	By:	/s/ Michael Schrezenmaier
Michael Schrezenmaier
Vice President and Secretary